Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES SANCTION BY THE SUPERINTENDENCE OF FINANCE OF COLOMBIA

Medellín, Colombia, September 9, 2020

BANCOLOMBIA S.A. (“BANCOLOMBIA”) announces the imposition of a fine by the Superintendence of Finance of Colombia for COP $17,556,060 (approximately USD 4,600*). The sanction resulted from a failure to comply with financial consumer protection duties with respect to one of our clients.

Bancolombia has filed an appeal against this decision.

*Market representative rate: USD 1 = COP $3,757

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Director
Tel: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371